Mail Stop 4561

December 10, 2008

VIA USMAIL and FAX (240) 497-7310

Mr. Stephen R. Halpin, Jr.
Director, Executive Vice President and Chief Financial Officer
Chevy Chase Preferred Capital Corporation
7501 Wisconsin Avenue
Bethesda, Maryland 20814

      Re: Chevy Chase Preferred Capital Corporation
                Form 10-K as of December 31, 2007
                Filed on March 24, 2008
                File No. 001-12477

Dear Mr. Stephen Halpin, Jr.:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Cicely LaMothe
                    Branch Chief